Exhibit 4.14

AGREEMENT OF PURCHASE AND SALE OF MEMBERSHIP INTERESTS

STOCK PURCHASE AGREEMENT (the “Agreement”) made as of December 12th , 2013, by and between AGROTECH S.A. an Argentinean corporation, having an office at Moreno N° 877, 23rd Floor, Buenos Aires, Argentina (“Seller”) and BRASILAGRO COMPANHIA BRASILEIRA DE PROPRIEDADES AGRICOLAS, a Brazilian corporation, having an office at Av. Faria Lima Nº 1309, 5th Floor, São Paulo, Brazil (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Seller is the owner of 50% of the membership interests in CRESCA S.A., a Paraguayan limited liability company (the “Company”) which was formed on May 9th, 2008 and duly registered in the public registry of commerce on May, 30th 2008 under the number 291 “F”, page 4108 “Sección Contratos”;

WHEREAS, Seller, Agrotech S.A., an Argentinean limited liability company (“Agrotech”), and Carlos Casado S.A. (“CCSA”) are the sole members of the Company pursuant to that certain operating agreement dated as of May 9th 2008 and the Amendment to the operating agreement dated as of March 10th 2009 (the “Operating Agreement”);

WHEREAS, the Company is the record owner of that certain parcel of land (the “Land”) and related improvements located thereon (collectively, the “Improvements”), and more particularly described on Exhibit A hereto (the Land and the Improvements being hereinafter collectively referred to as the “Property”);

WHEREAS, the Company has entered into an Option Agreement with CCSA dated September, 3rd 2008 (“Option Agreement”), to purchase up to approximately (96.353) additional hectares of land identified as Block 188 y 189, plano Calcena, departamento Boquerón, región occidental o Chaco, República del Paraguay.

WHEREAS, Seller desires to sell its entire membership interest representative of 41.084 stocks in the Company to Purchaser and Purchaser desires to purchase such membership interest from Seller on the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

1.	Sale of Interests. On the date hereof and pursuant to the terms and subject to the conditions set forth in this Agreement, Seller shall sell and transfer to Purchaser, and Purchaser shall purchase and accept from Seller title to all of Seller’s limited liability company interests in the Company, comprising a 50% percent limited liability company interest in the Company (“Seller’s Interest”). The transfer of Seller’s Interest shall include the transfer of all Interest-Related Rights (as hereinafter defined) and accordingly, whether or not specifically stated in this Agreement, all references herein to Seller’s Interests shall be deemed to be references to Seller’s Interests and the Interest-Related Rights and Contracts, taken as a whole. For purposes of this Agreement, “Interest-Related Rights and Contracts” shall mean all of Seller’s right, title and interest in, to and under the Company and the Operating Agreement including, without limitation, all of Seller’s right, title and interest in, to and under all (i) distributions after the date hereof of profits and income of the Company, (ii) capital distributions after the date hereof from the Company, (iii) distributions after the date hereof of cash flow by the Company, (iv) property of the Company to which Seller now or in the future may be entitled, (v) other claims which Seller now has or may in the future acquire against the Company and its property, (vi) proceeds of any liquidation upon the dissolution of the Company and winding up of its affairs, (vii) other rights of Seller to receive any distributions or other payments of any kind whatsoever from or in respect of the Company or in any way derived from the Improvements or the Land, or from the ownership or operation thereof after the date hereof, whether any of the above distributions consist of money or property, (viii) all other rights, benefits and obligations of Seller as a member in the Company including, without limitation, rights to reports and accounting information; provided, however that the Interest-Related Rights shall not include the proceeds of the sale of the Interests contemplated hereby.

2.	Purchase Price; Payment;

A.	The aggregate consideration to be paid by Purchaser to Seller for Seller’s Interest and the other items conveyed hereby (the “Purchase Price”) shall be eight millions three hundred and eighty one thousand two hundred and eighty nine USA Dollars (US$ 8.381.289), which shall be payable as follows:

a)	Under Seller´s instructions, Purchaser shall deposit with in CRESUD S.A.C.I.F.y A.´s Account N° 36886229 from Citibank NY USA, Swift: CITIUS33, ABA: 021000089 within two (2) business days from the date hereof, by Bank transfer, an amount equal to three million and seven hundred thousand USA Dollars (US$3.700.000) (the “Downpayment”), and

b)	The balance of the Purchase Price in the amount of four millions, six thousand and eighty one, two hundred and eighty nine US Dollars ($4.681.289), shall be paid in one year from the date hereof (the “Balance Payment Date”), together with any interests accrued pursuant to Section 2.A.(c), to Seller by wire transfer of immediately available funds to Seller. If the Balance Payment Date is not a business day the payment shall be made the next business day available, time being of the essence. “Business Day” or “business day” shall mean, any calendar day other than Saturday and Sunday or other day on which commercial banks in the cities of São Paulo/SP, Brazil are authorized by applicable law to close.

c)	The balance amount of the Purchase Price detailed in Section 2.A.(b) shall accrue an annual interest rate of seven percent (7%), pro rata, during the period beginning on the date hereof and ending on the day of the actual payment of such balance.

B.	Except any provision that may be described herein, all accounts receivable due the Company on the date hereof shall be retained by the Company and Seller shall not be entitled to any portion thereof. From and after the date hereof, Seller agrees that the Company shall make no further distributions to Seller.

C.	Purchaser shall receive the amounts detailed in Section 2 free from any tax, cost or fee retention.

D.	The evidence of the electronic transfer of the amounts indicated in Section 2(A) to the bank account of the Seller indicated in Section 2(A)(a) shall serve as payment slip and receipt of settlement for all due purposes and effect of law.

3.	Representations and Warranties of Seller. Seller hereby represents and warrants to Purchaser that at the date of execution of this agreement:

A.	Formation and Existence. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the Argentina, and has all requisite power and authority to conduct its business in compliance with applicable laws, and as it is now conducted.

B.	Power and Authority. Seller has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, the sale of the Seller’s Interest and the other items sold hereunder and the consummation of the transactions provided for in this Agreement have been duly authorized by all necessary action on the part of Seller and this Agreement constitutes, and all other agreements required hereunder to be executed by Seller will constitute, the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with their terms.

C.	No Conflicts. The execution, delivery and compliance with, and performance of the terms and provisions of, this Agreement, and the sale of Seller’s Interest and the other items sold hereby will not conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in any violation of, (x) the organizational or governing documents of Seller, (y) any provision of any bond, note or other instrument of indebtedness, contract, indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which Seller is a party or by which it or any of its assets may be bound or (z) any order, judgment, decree, statute, law, rule or regulation to which Seller is subject or by which any part of its assets may be bound. The execution and delivery of this Agreement and the transfer of Seller’s Interest and the other items sold hereby in accordance with the terms hereof will not result in the creation of any lien, charge or encumbrance upon the business or any part of the assets or properties of Seller.

D.	No Consents. Other than the waiver from Carlos Casado S.A. in respect to its right of first refusal pursuant to the Company’s Shareholders’ Agreement (which has been duly obtained prior to the date hereof), no consent, license, approval, order or authorization of, or registration, filing or declaration is required to be obtained or made prior to the date hereof and no consent of any third party is required to be obtained by Seller in connection with the execution, delivery and performance of this Agreement or any of the transactions required or contemplated hereby;

E.	No Litigation. There is no suit, action, proceeding, arbitration, investigation or inquiry pending against Seller or to the knowledge of Seller, threatened against Seller with respect to the Seller’s Interest, this Agreement or the transactions contemplated by this Agreement which, if adversely determined, would prevent or delay Seller’s ability to consummate the transactions contemplated hereby or would adversely affect Seller’s title to Seller’s Interests;

F.	Title to Interests. Seller’s Interests are, and as of the date hereof will be, wholly-owned legally and beneficially by Seller, free and clear of all liens, encumbrances, pledges, security interests and charges of any kind (including, without limitation, any outstanding right, subscription, warrant, call, unsatisfied preemptive right, option or other agreement of any kind to purchase, dispose of or encumber all or any portion of the Seller’s Interests), other than those indicated in the Company’s Shareholders’ Agreement.

G.	Bankruptcy. Seller is currently not subject to any existing, pending, threatened or contemplated bankruptcy, solvency or other debtor’s relief proceeding.

H.	Transfers. Neither Seller nor any of its direct or indirect owners has transferred any legal or beneficial, or any direct or indirect portion of such party’s interest in (i) the Company or (ii) the Property.

4.	Representations and Warranties of Seller as to the Company and the Property.

Seller hereby represents and warrants to Purchaser that at the date of execution of this agreement,

A.	Formation and Existence. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of Paraguay, and has all requisite power and authority to conduct its business in compliance with applicable laws, and as it is now conducted, to own, lease and operate its assets and properties.

B.	No Conflicts. The execution and performance of the terms and provisions of, this Agreement, and the sale of Seller’s Interest and the other items sold hereby will not conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in any violation of, (x) the organizational or governing documents of the Company, (y) any provision of any bond, note or other instrument of indebtedness, contract, indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Company is a party or by which it or any of its assets may be bound or (z) any order, judgment, decree, statute, law, rule or regulation to which the Company is subject or by which any part of its assets may be bound. The execution of this Agreement and the transfer of Seller’s Interest and the other items sold hereby in accordance with the terms hereof will not result in the creation of any lien, charge or encumbrance upon the business or any part of the assets or properties of the Company.

C.	No Consents. Other than the waiver from Carlos Casado S.A. in respect to its right of first refusal pursuant to the Company’s Shareholders’ Agreement (which has been duly obtained prior to the date hereof), no consent, license, approval, order or authorization of, or registration, filing or declaration is required to be obtained or made prior to the date hereof and no consent of any third party is required to be obtained by the Company in connection with the execution, delivery and performance of this Agreement or any of the transactions required or contemplated hereby;

D.	No Litigation. Except as indicated in Exhibit C, there is no suit, action, proceeding, arbitration, investigation or inquiry pending against the Company or, to the knowledge of Seller and the Company, threatened against the Company;

E.	Other than as set forth on Exhibit B, there are no binding contracts with any employee now or heretofore employed by Company (each an “Employee” and collectively, the “Employees”) which will be in effect after the date hereof.

F.	The Company has not entered into any rural leases and/or rural partnership agreements, licenses and other occupancy agreements now covering all or any portion of the Property (collectively, the “Rural Leases” and individually, a “Rural Lease”),

G.	The Company has timely paid when due all taxes and assessments, including assessments payable in installments, including those levied in connection with the Property.

H.	There is no suit, action, proceeding, arbitration, investigation or inquiry pending or, to the knowledge of Seller and the Company, threatened affecting the Property or any portion thereof.

J.	To Seller’s and the Company’s knowledge, none of the covenants or restrictions to which the Property is subject have been violated by the Company.

K.	No representation or warranty by Seller in this Agreement knowingly omits or knowingly will omit to state a material fact necessary to make any representation or warranty not misleading.

L.	Other than the shareholders loans, the Company and Seller have not done or taken any action (or failed to take any action) whereby the Property has been encumbered in any way whatsoever, other than the mortgage that the Company has the obligation to grant to CCSA to secure the payments under the Option Agreement.

M.	The Company has not (i) made a general assignment for the benefit of creditors, (ii) filed any voluntary bankruptcy proceeding or suffered the filing of any involuntary petition by the Company’s creditors, (iii) suffered the appointment of a receiver to take possession of all, or substantially all, of the Company’s assets, or (iv) suffered the attachment or other judicial seizure of all, or substantially all of the Company’s assets.

N.	The Company maintains insurance coverage for its assets and business, which is appropriate for companies engaged in similar businesses and as required by applicable law, and which is in full force and effect.

O.	Permits; Compliance with Laws. The Company (i) holds all licenses, franchises, permits, certificates, approvals or other similar authorizations affecting or relating to the assets or business of the Company, as required by applicable law to own or operate its properties and assets as currently owned and operated and to operate its business as is currently being operated; and all such Permits are valid and in full force and effect and will not be terminated by or impaired because of this Agreement or the transactions contemplated herein, and no condition exists that with notice or laps of time or both would constitute a default under such Permits or applicable law; and (ii) is and has been in compliance with, and has not violated, in any material respect any applicable law.

P.	There shall exist no order, judgment, writ, injunction or decree of any federal, state, county or municipal court, administrative agency or other governmental authority restraining or prohibiting the consummation of the transactions contemplated hereby.

5.	Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller that at the date of execution of this agreement:

A.	Formation and Existence. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Brazil;

B.	Power and Authority. Purchaser has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, the purchase of Seller’s Interest and the other items sold hereby and the consummation of the transactions provided for herein have been duly authorized by all necessary member action on the part of Purchaser and this Agreement constitutes, and all other agreements required hereunder to be executed by Purchaser will constitute, the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with their terms;

C.	No Conflicts. The execution, delivery and compliance with, and performance of the terms and provisions of, this Agreement, and the purchase of the Seller’s Interest and the other items sold hereby, will not conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in any violation of, the organizational or governing documents of Purchaser, or (i) any provision of any contract or other instrument to which Purchaser is a party or by which it or any part of its assets may be bound or (ii) any order, judgment, decree, statute, law, rule or regulation to which Purchaser is subject or by which any part of its assets may be bound, in which case, (i) and (ii), if such violation prevents or delays Purchaser’s ability to consummate the transactions contemplated hereby;

D.	No Consents. No consent, license, approval, order or authorization of, or registration, filing or declaration with any government authority is required to be obtained or made prior to the date hereof which will not be obtained prior to the date hereof and no consent of any third party is required to be obtained by Purchaser in connection with the execution, delivery and performance of this Agreement or any of the transactions required or contemplated hereby;

E.	No Litigation. There is no suit, action, proceeding, arbitration, investigation or inquiry pending against Purchaser or to the knowledge of Purchaser, threatened against Purchaser with respect to this Agreement or the transactions contemplated by this Agreement which, if adversely determined, would prevent or delay Purchaser’s ability to consummate the transactions contemplated hereby;

F.	Contracts. Purchaser acknowledges, accepts and assumes the rights and obligations contemplated in contracts related with the Company, including but not limited to the Interest-Related Rights and Contracts and the Shareholders’ Agreement, including all amendments relating thereto, contracts that have been delivered or made available to Purchaser before the date hereof.

G.	Obligation to Purchase Land. Purchaser acknowledges, accepts and understands that the Company has an obligation to purchase approximately ninety six thousand, three hundred and fifty three (96,353) hectares of land in Paraguay to CCSA (“New Farm Land”) for a sum of U$S350 per hectare, and also the Purchaser understands and assumes the obligation to provide the necessary funds to make such payment, proportionally to its membership interest in the Company;

H.	Purchaser acknowledges, accepts and understands that Helmir S.A. has disbursed one million, eight hundred and eight Thousand, nine hundred and forty eight US Dollars (US$ 1.808.948) to the Company and that 50% of such amount will be paid by the Company to Helmir S.A. with funds provided by CCSA.

I.	Minority Shareholders. The execution, delivery and compliance with, and performance of the terms and provisions of, this Agreement, and the purchase of the Seller’s Interest and the other items sold hereby, will not trigger any dissenters rights of any minority shareholders from the Purchaser.

6.	Survival of Representations and Warranties.

A.	All of the representations and warranties made by Purchaser in this Agreement shall be true and correct in all material respects upon the execution of this Agreement, and shall survive the for a period of one (1) year form the date hereof.

B.	All of the representations and warranties made by Seller in this Agreement shall be true and correct in all respects upon the execution of this Agreement and shall survive for a period of one (1) year from the date hereof.

C.	Whenever any statement of any party in this Agreement is qualified as being “to the knowledge” of such party or by words of like import, “knowledge” shall be deemed to mean the actual knowledge of any partner, officer or director of such party or any member, officer or director of any partner of such party.

7.	Indemnification.

A.	Subject to the provisions of this Section 7, Seller hereby agrees to indemnify and hold the Purchaser harmless from any and all any damages, costs, reasonable expenses, fines, penalties or payments arising in connection with the indemnification provisions of or breach of this Agreement (“Losses”) incurred or suffered by the Purchaser or the Company in connection with, relating to or as a result of:

(i)	any inaccuracy in or breach of any of Seller’s representations and warranties indicated in Sections 3 and 4; or

(ii)	any breach or default in performance by Seller of any covenant or agreement under this Agreement; or

(iii)	any fact, act or omission occurred prior to the date hereof, even if the corresponding Losses are suffered after the date hereof.

B.	Seller shall indemnify the Purchaser for (i) one hundred percent (100%) of the Losses directly suffered by the Purchaser or (ii) fifty percent (50%) of the Losses suffered by the Company.

C.	Seller’s representations and warranties indicated in Sections 3 and 4 and the Purchaser’s rights to indemnification with respect thereto shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Purchaser (including by any of its advisors, consultants or representatives) or by reason of the fact that the Purchaser or any of such advisors, consultants or representatives knew or should have known that any of Seller’s representations and warranties is, was or might be inaccurate.

D.	The Purchaser shall defend, indemnify and hold Seller harmless from and against and in respect of any and all Losses incurred or suffered by the Seller in connection with, relating to or as a result of:

(i)	any inaccuracy in or breach of any of Purchaser’s representations and warranties indicated in Section 5; or

(ii)	any breach by the Purchaser of any covenant or agreement contained in this Agreement.

E.	The Purchaser’s liability to indemnify Seller will be limited to one hundred percent (100%) of the Purchase Price.

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10.	Default.

A.	Purchaser Default; Termination by Seller.

(i)	This Agreement may be terminated by Seller by providing written notice of such termination to Purchaser if there is a material breach or default by Purchaser in the performance of its obligations under this Agreement which breach or default remains uncured for more than thirty (30) days after written notice of such breach or default is given to Purchaser by Seller.

(ii)	the event of a material breach or default by Purchaser in the performance of its obligations hereunder, at its option, Seller shall have the right to either (a) seek specific performance of this Agreement, or (b) receive the Downpayment as liquidated damages. The rights of Seller under this Section 10(A) shall be the sole and exclusive remedy under this Agreement for such breach or default by Purchaser. Seller agrees to, and does hereby, waive all other remedies against Purchaser under this Agreement which Purchaser might otherwise have at law or in equity by reason of such default by Seller.

B.	Seller Default; Termination by Purchaser.

(i)	This Agreement may be terminated by Purchaser by providing written notice of such termination to Seller if there is a material breach or default by Seller in the performance of its obligations under this Agreement which breach or default remains uncured for more than thirty (30) days after written notice of such breach or default is given to Seller by Purchaser.

(ii)	In the event of a material breach or default by Seller in the performance of its obligations hereunder, in lieu of terminating this Agreement pursuant to Section 10(B)(ii), Purchaser may seek specific performance of this Agreement.

C.	Special Damages. Under no circumstances shall Seller or Purchaser have the right to seek consequential, punitive, indirect or special damages as a result of either party’s failure to comply with the terms of this Agreement.

11.	Deliveries

A.	On the Date hereof, Seller shall deliver or cause to be delivered to Purchaser the following documents:

(i)	A letter in Spanish language informing the Company that the shares comprising the Seller’s Interest had been transferred to the Purchaser, and an instruction to issue new stock certificates under the name of Purchaser.

(ii)	Such other assignments, instruments of transfer, and other documents as Purchaser may reasonably require (or as may be required under applicable law) in order to complete the transactions contemplated hereunder and to evidence compliance by Seller with the covenants, agreements, representations and warranties made by it hereunder, in each case, duly executed by Purchaser.

B.	On the date hereof, Purchaser shall deliver to Seller:

(i)	A letter accepting the terms of the Company’s Shareholders’ Agreement.

(ii)	All the necessary documents (a)accepting the resignation of the members of the board appointed by Seller and (b) appointing new members, pursuant to the Company’s Shareholders’ Agreement. Any changes in the board of the Company will be discussed with the Seller.

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15.	Broker. Each of the parties represents that it has not dealt with any investment banker, advisor or broker in connection with this transaction. Purchaser and Seller each agree to indemnify the other for, and to hold it harmless from and against, any claims for brokerage commissions, fees or other compensation arising from a breach of the foregoing representation made by such indemnitor.

16.	Notices. All notices, demands or requests made pursuant to, under or by virtue of this Agreement must be in writing and shall be (i) personally delivered, (ii) sent by facsimile provided that “answer-back” confirmation is received by the sender, (iii) sent by recognized overnight courier service or (iv) mailed to the party to which the notice, demand or request is being made by certified or registered mail, postage prepaid, return receipt requested, as follows:

If to Seller:	Agrotech S.A.

Moreno N° 877, Piso 24°, CP. 1091, Buenos Aires,

República Argentina.

If to Purchaser:	Brasilagro Companhia Brasileira de Propiedades Agricolas

Av. Faria Lima Nº 1309, 5th Floor, São Paulo,

Brazi

All notices (i) shall be deemed to have been given on the date that same shall have been received when delivered in accordance with the provisions of this Section and (ii) may be given either by a party or by such party’s attorneys. Any party may, from time to time, specify as its address for purposes of this Agreement any other address upon the giving of written notice to the other party in accordance herewith. Seller and Purchaser hereby agree that neither party shall send a notice to the other party on a Jewish holiday.

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18.	Entire Agreement. This Agreement, along with the Exhibits hereto, contains all of the terms agreed upon between the parties hereto with respect to the subject matter hereof, and all understandings and agreements heretofore had or made among the parties hereto are merged in this Agreement which alone fully and completely expresses the agreement of the parties hereto,.

19.	Amendments. This Agreement may not be changed, modified, supplemented or terminated, nor may any of the obligations of Sellers or Purchaser hereunder be waived, except by written agreement executed by the party or parties to be charged.

20.	No Waiver. No waiver by either party of any failure or refusal by the other party to comply with its obligations hereunder shall be deemed a waiver of any other or subsequent failure or refusal to so comply.

21.	Successors and Assigns. The stipulations, terms, covenants and agreements contained in this Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective permitted successors and assigns.

22.	Governing Law and Exclusive Jurisdiction. This Agreement shall be governed by, interpreted under, and construed and enforced in accordance with, the laws of the State of New York. Purchaser and Seller irrevocably submit to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County and (b) the United States District Court for the Southern District of New York for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Purchaser and Seller irrevocably and unconditionally waive trial by jury and irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Supreme Court of the State of New York, New York County and (ii) the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. If any term or provision of this Agreement or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, under the law of the State of New York, parties will try to reach an understanding about that provision in order to make it valid and enforceable under the law of the State of New York; if parties does not reach an understanding, they will appoint one law firm each (or one law firm if parties agreed to do so) and summit the re-writing of the provision that is invalid or unenforceable to the law firm designated.

23.	Severability. If any term or provision of this Agreement or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

24.	Caption Headings. The headings of the various Sections of this Agreement have been inserted only for purposes of convenience, are not part of this Agreement and shall not be deemed in any manner to modify, explain, expand or restrict any of the provisions of this Agreement.

25.	No Recording. The parties hereto agree that neither this Agreement nor any memorandum or notice hereof shall be recorded.

26.	Assignment. This Agreement may not be assigned by Seller without Purchaser’s prior written consent. This Agreement may not be assigned by Purchaser without Seller’s prior written consent.

27.	Further Assurances. The parties hereto each agree to execute such other instruments, documents or agreements as may be reasonably necessary or desirable for the implementation of this Agreement and the consummation of the transaction contemplated hereby.

28.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. This Consent may be executed via facsimile or by portable document format (“pdf”) and in any number of counterparts, each of which shall be deemed an original, but all of which, when taken together shall constitute one and the same instrument. Any signature page to any counterpart may be detached from such counterpart without impairing the legal affect of the signatures thereon and thereafter attached to another counterpart identical thereto except having attached it to additional signature pages.

29.	Resignation of Purchaser’s Board Members. Seller will instruct Purchaser to approve the resignation of any board member that resigns to his seat pursuant this agreement, and Purchaser shall comply with that instruction.

30.	Survival. The provisions of Sections 3, 4, 5, 6, 7, 10(B), 10(C), 10(D), 15, 16 and 18 through 30 shall survive any termination of this Agreement for a period of one year.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

SELLER:

AGROTECH S.A.

By:	/s/ ALEJANDO G. CASARETTO
Name:	Alejando G. Casaretto
Title:	Authorized Signatory

By:	/s/ MARIANO MITELMAN
Name:	Mariano Mitelman
Title:	Authorized Signatory

PURCHASER:

BRASILAGRO COMPANHIA BRASILEIRA DE PROPRIEDADES AGRICOLAS

By:	/s/ JULIO CESAR DE TOLEDO PIZA NETO
Name:	Julio Cesar de Toledo Piza Neto
Title	Chief Executive Officer and Investor Relations Officer

By:	/s/ ANDRÉ GUILLAUMON
Name:	André Guillaumon
Title:	Chief Operating Officer

Exhibit “A”

DESCRIPTION OF COMPANY´S LAND

CRESCA S.A. owns a Plot of Rural Land of 45.577 has, identified as Block 188 y 189, plano Calcena, departamento Boquerón, región occidental o Chaco, República del Paraguay.

CRESCA S.A. has entered into an Option Agreement dated September, 3rd 2008 (“Option Agreement”), to purchase approximately 100.000 additional hectares of land identified as Block 188 y 189, plano Calcena, departamento Boquerón, región occidental o Chaco, República del Paraguay.

CRESCA S.A. has triggered the Option Agreement and purchased on March 19th, 2010, the amount of 3.646 has, having canceled on March 4th 2011, the amount of U$S 350 per hectare.

The remaining (35.413 has 1434 m2) has will have to be paid by CRESCA S.A. on December 12, 2013 and the sums necessary for that purchase will have to be capitalized by the Purchaser and Carlos Casado S.A. both as shareholders of CRESCA S.A.

Exhibit “B”

Employees

Exhibit “C”

Litigation Proceeding

CRESCA S.A. S/ INFRACCION A LA LEY 716/96